Ilustrato Pictures International, Inc.

26 Broadway, Suite 934

New York, NY 10004

Via EDGAR

January 31, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Thomas Jones

Re: Ilustrato Pictures International, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed December 9, 2022

File No. 000-56487

Dear Mr. Jones:

I write on behalf of Ilustrato Pictures International, Inc. (the “Company”) in response to Staff’s letter of January 5, 2023 by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G, filed December 9, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10 FILED DECEMBER 9, 2022

ORGANIZATIONAL STRUCTURE, PAGE 2

1.	PLEASE FILE AS EXHIBITS THE SHARE PURCHASE AGREEMENTS MENTIONED IN THE BULLET POINTS ON PAGE 3. ALSO, REVISE THE DISCLOSURE TO UPDATE THE STATUS CONCERNING THE ACQUISITION OF A 51% INTEREST IN QUALITY INTERNATIONAL CO. LTD. FCZ MENTIONED IN THE LAST BULLET POINT ON PAGE 3.

In response to this comment, the Company filed the mentioned share purchase agreement as exhibits to the amended registration statement. The Company also updated the status of the acquisition of Quality International Co. Ltd. with a description of the material terms of the recently executed Share Purchase Agreement with Quality International, also made an exhibit to the amended registration statement.

2.	PLEASE ENSURE THAT YOU HAVE DISCLOSED THE MATERIAL TERMS OF THE SHARE PURCHASE AGREEMENTS MENTIONED IN THE BULLET POINTS ON PAGE 3 AND ELSEWHERE. FOR EXAMPLE, DISCLOSE THE "CERTAIN AGREED TARGETS AND KEY PERFORMANCE INDICES" MENTIONED ON PAGES 14 AND 16.

In response to this comment, the Company disclosed the material terms of the Share Purchase Agreements, including the agreed targets and key performance indices in the amended registration statement.

FIREBUG GROUP, PAGE 8

3.	THE DISCLOSURE ON PAGE 8 THAT "ILUS ACQUIRED 100% OF THE SHARES IN FIREBUG MECHANICAL EQUIPMENT L.L.C. AND 100% OF THE SHARES IN FB FIRE TECHNOLOGIES LTD. WITHOUT CONSIDERATION. BOTH COMPANIES WERE BENEFICIALLY OWNED BY NICOLAS LINK" APPEARS TO CONFLICT WITH THE DISCLOSURE ON PAGE 45 THAT MR. LINK WAS ISSUED 360,000,000 COMMON SHARES ON THE 29TH OF MAY 2020 "AS A SWAP FOR MR. LINK’S FIREBUG GROUP SHARES, OF WHICH 340,000,000 HAVE SINCE BEEN CONVERTED TO A PREF B SHARE CATEGORY. MR. LINK WAS ALSO ISSUED 10,000,000 PREF A SHARES AND 60,741,000 PREF D SHARES ON THE 29TH OF MAY 2020." PLEASE ADVISE OR REVISE ACCORDINGLY.

In response to this comment, the Company revised and clarified the disclosure in the amended registration statement to state that on May 10, 2020, FB Technologies Global, Inc. wholly owned by Nicolas Link acquired the control block consisting of  10,000,000 Pref A Shares 60,741,000 Pref D shares and 360,000,000 common stocks from the prior CEO, Larson Elmore, for an aggregate purchase price of $140,000. On June 10, 2020, the Company entered into a definitive agreement with FB Fire Technologies Ltd. for conversion of debt. The shareholders were issued 3,172,175 shares of Class E Preferred Stock. BrohF Holdings Ltd. was issued 672,175 shares and Artem Belov was issued 2,500,000 shares of Preferred Class E stock, respectively. A final tranche of shares for debt conversion will be issued conditional upon the audited financials for 2022. On 26 January 2021, ILUS (The “Buyer”) acquired 100% of the shares in Firebug Mechanical Equipment L.L.C. and 100% of the shares in FB Fire Technologies Ltd. Both companies were contributed to ILUS without consideration.

LEGAL PROCEEDINGS, PAGE 20

4	PLEASE REVISE THE DISCLOSURE ON PAGES 20 AND 51 TO STATE WHEN THE CASE WAS WON BY THE COMPANY. ALSO, REVISE THE DISCLOSURE ON PAGES 20 AND 51 TO ENSURE THAT THE LEGAL DISPUTE BETWEEN THE OLD CEO AND OWNER LARSON ELMORE CONTAINS A DESCRIPTION OF THE FACTUAL BASIS ALLEGED TO UNDERLIE THE PROCEEDINGS AND THE RELIEF SOUGHT. REFER TO ITEM 103(A) OF REGULATION S-K.

In response to this comment, the Company included the date when the case was won and expanded the disclosure in the amended registration statement concerning the action with Larson Elmore.

RISK FACTORS, PAGE 22

5	PLEASE INCLUDE A RISK FACTOR TO HIGHLIGHT THE LEGAL DISPUTE BETWEEN THE OLD CEO AND OWNER MENTIONED ON PAGES 20 AND 51. ALSO, INCLUDE A RISK FACTOR TO HIGHLIGHT THE RISKS CONCERNING THE CONVERSION RATES AND VOTING RIGHTS OF YOUR PREFERRED STOCK. FOR EXAMPLE, WE NOTE THE DISCLOSURE ON PAGES 21 AND 22 ABOUT THE PREFERRED SHARES.

In response to this comment, the Company included a risk factor to highlight the dispute with its prior CEO in the amended registration statement. The Company also added a risk factor concerning the conversion rates and voting rights of the Company’s outstanding preferred stock.

6	PLEASE INCLUDE A RISK FACTOR TO HIGHLIGHT THE ISSUANCE OF SHARES UPON CONVERSION OF THE OUTSTANDING CONVERTIBLE NOTES WITH THE ENTITIES MENTIONED ON PAGE 53. IN THIS REGARD, WE NOTE THE ISSUANCE OF SHARES FOR SETTLEMENT OF NOTES FROM 2020 - 2022 AS MENTIONED ON PAGES 54 - 57.

In response to this comment, the Company added a risk factor to the amended registration statement concerning the conversion or settlement of outstanding notes into common stock of the Company.

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7	WE NOTE THE DISCLOSURE ON PAGE 26 THAT THE COMPANY "EXPECTS INTERNATIONAL OPERATIONS AND EXPORT SALES TO CONTINUE TO BE SIGNIFICANT FOR THE FORESEEABLE FUTURE." PLEASE REVISE THE DISCLOSURE TO QUANTIFY, TO THE EXTENT PRACTICABLE, THE SIGNIFICANCE OF INTERNATIONAL OPERATIONS AND EXPORT SALES, SUCH AS THE AMOUNT OF YOUR REVENUE FROM INTERNATIONAL OPERATIONS AND THE AMOUNT OF YOUR ASSETS LOCATED OUTSIDE THE UNITED STATES.

In response to this comment, the Company revised the risk factor in the amended registration statement concerning international export sales to quantify the significance that a majority of sales and assets are derived from the Company’s international export business.

8	WE NOTE THE DISCLOSURE IN THE THIRD BULLET POINT ON PAGE 3 ABOUT CUSTOMERS IN THE MIDDLE EAST, ASIA AND AFRICA AND THE DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 37 ABOUT A PROJECT IN SERBIA. PLEASE EXPAND THIS SECTION TO INCLUDE RISK FACTORS THAT HIGHLIGHT THE MATERIAL RISKS CONCERNING OPERATIONS IN THESE REGIONS

In response to this comment, the Company revised the risk factor in the amended registration statement concerning material risks in conducting operations in the regions stated.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 35

9	IN VIEW OF THE STATEMENT IN YOUR JULY 13, 2022 PRESS RELEASE THAT "DUE TO CURRENT PROGRESS AND THE AGREED ACQUISITIONS WHICH IT EXPECTS TO CLOSE IN THE 3RD QUARTER, ILUS HAS UPDATED ITS REVENUE FORECAST TO A RUN RATE OF $140 MILLION FOR 2022," PROVIDE THE DISCLOSURE REQUIRED BY ITEM 303(A)(3)(II) OF REGULATION S-K GIVEN YOUR DISCLOSURE ABOUT REVENUE OF $43.1 MILLION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022, INCLUDING REVENUE OF $20.4 MILLION FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022.

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning its run rate revenue forecast for 2022, required by Item 303 of Regulation S-K.

RECENT DEVELOPMENTS AND PLAN OF OPERATIONS, PAGE 37

10.	WE NOTE THE STATEMENT IN YOUR LETTER TO SHAREHOLDERS DATED NOVEMBER 11, 2022 THAT THE COMPANY HAS "OVER $150 MILLION IN CONFIRMED PURCHASE ORDERS AND $220 MILLION IN EXPECTED ORDERS." HOWEVER, IT DOES NOT APPEAR THAT YOU DISCUSS SUCH ORDERS IN THIS SECTION OR ELSEWHERE IN YOUR AMENDMENT. PLEASE ADVISE OR REVISE ACCORDINGLY.

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning its purchase orders for its acquisition Quality International Co. Ltd.

11.	WE NOTE THE STATEMENT IN YOUR LETTER TO SHAREHOLDERS THAT THE COMPANY IS "PRESENTLY MANUFACTURING IN 4 COUNTRIES WITH SEVERAL MILLION SQUARE FEET OF MANUFACTURING SPACE AND WILL BE INCREASING TO MANUFACTURING IN 7 COUNTRIES SOON." PLEASE EXPAND THE APPROPRIATE SECTION TO DISCUSS YOUR PLANS ABOUT "MANUFACTURING IN 7 COUNTRIES SOON."

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning the countries where the company currently manufacture and the countries in which the company expect to manufacture in during H1 2023.

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12.	WE NOTE THE STATEMENT IN YOUR LETTER TO SHAREHOLDERS THAT "WE HAVE 6 ACQUISITIONS COMPLETED ALREADY AND SEVERAL AGREED" AND YOUR PRESS RELEASE DATED DECEMBER 13, 2022 ABOUT THE ACQUISITION OF AL SHOLA AL MODEA SAFETY AND SECURITY LLC. PLEASE ENSURE THAT YOU UPDATE THE DISCLOSURE CONCERNING SUCH ACQUISITIONS.

In response to this comment, the Company updated its disclosures in the amended registration statement concerning all acquisitions. It also included the Share Purchase Agreement for the acquisition as an exhibit to the amended registration statement.

13.	PLEASE EXPAND THE DISCLOSURE ON PAGE 37 ABOUT "ILUS IS IN THE PROCESS OF LAUNCHING AN APPROVED INVESTMENT PROJECT IN SERBIA" TO DISCUSS THE PROJECT IN GREATER DETAIL. FOR EXAMPLE, WE NOTE THE INFORMATION IN YOUR SEPTEMBER 26, 2022 PRESS RELEASE THAT: (1) "ILUS HAS SECURED UPWARDS OF $8 MILLION IN GOVERNMENT SUBSIDIES FOR ILUS EV TECHNOLOGIES. A FURTHER FIVE PLANNED INVESTMENT PROJECTS ARE INCLUDED IN THE COMPANY’S APPROVED PHASE ONE BUSINESS PLAN FOR THE REGION, EACH RESULTING IN THEIR OWN SUBSTANTIAL GOVERNMENT SUBSIDIES;" (2) "AS PART OF THE PLANNED PHASE ONE ROLLOUT IN SERBIA, ILUS HAS SECURED A LARGE SITE ON THE OUTSKIRTS OF AAK AND ALSO HAS THE OPTION TO SECURE MANUFACTURING FACILITIES IN KRAGUJEVAC AND JAGODINA. THE PLANNED PHASE TWO PROJECT IS CONSIDERED BY ILUS AS A SEPARATE PROJECT ENTIRELY, INVOLVING THE PRIVATIZATION OF A LARGE GOVERNMENT SITE;" AND (3) "SERBIA IS ALSO EXPECTED TO BE ILUS’ MAIN PRODUCTION HUB FOR VEHICLES AND EQUIPMENT OUTSIDE OF THE UNITED STATES."

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning its acquisitions in 2022 and so far in 2023 and the subsidies expected from the Serbian government.

PROPERTIES, PAGE 40

14.	PLEASE FILE AS EXHIBITS THE LEASE AGREEMENTS MENTIONED IN THIS SECTION.

In response to this comment, the Company filed the lease agreements as exhibits.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 42

15.	PLEASE ENSURE THAT YOU HAVE DISCLOSED THE BUSINESS EXPERIENCE OF YOUR OFFICERS AND DIRECTORS FOR THE LAST FIVE YEARS. FOR EXAMPLE, IT IS UNCLEAR WHY THE DISCLOSURE IN THIS SECTION DOES NOT MENTION THAT ON OCTOBER 21, 2022, MR. FALK RESIGNED AS CEO OF QUALITY INDUSTRIAL CORP. AND WAS APPOINTED AS CHIEF COMMERCIAL OFFICER OF QUALITY INDUSTRIAL CORP. AS DISCLOSED ON PAGE 2 OF QUALITY INDUSTRIAL CORP.'S FORM 8-K FILED ON OCTOBER 21, 2022. AS ANOTHER EXAMPLE, REVISE THE DISCLOSURE ON PAGES 42 - 44 TO CLARIFY WHETHER EACH OF YOUR CURRENT OFFICERS AND DIRECTORS HOLD AND HELD OVER THE PAST FIVE YEARS ANY OTHER DIRECTORSHIPS IN ANY COMPANY WITH A CLASS OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT OR SUBJECT TO THE REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT OR ANY COMPANY REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ALSO, REVISE PAGE 44 TO DISCLOSE WHEN MR. FALK WON TWO GAZELLE PRIZES AND WHEN HE WAS AWARDED FOR BEST GLOBAL ONLINE SALES.

In response to this comment, the Company updated its disclosures concerning its officers and directors in the amended registration statement. The Company also included any directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. Finally, the Company updated disclosures pertaining to Mr. Falk’s awards.

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16.	PLEASE TELL US, WITH A VIEW TO DISCLOSURE, WHY AND WHEN COMMON SHARES IN QIND WILL BE ISSUED TO YOUR OFFICERS AND DIRECTORS AS DISCLOSED ON PAGES 45- 50.

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning issuance of common shares in QIND expected in Q1 2023.

EXECUTIVE COMPENSATION, PAGE 45

17.	PLEASE REVISE TO INCLUDE COMPENSATION DISCLOSURE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

In response to this comment, the Company revised its compensation disclosures in the amended registration statement to include unaudited compensation for 2022.

18.	PLEASE TELL US, WITH A VIEW TO DISCLOSURE, WHERE THE ISSUANCES OF SECURITIES TO MR. BACKWELL AND MRS. BENNETT MENTIONED ON PAGES 55 AND 56 ARE INCLUDED AS COMPENSATION IN THE TABLE ON PAGE 45.

In response to this comment, the Company revised its disclosures in the amended registration statement to include a footnote regarding Mr. Backwell’s and Mrs. Bennett’s share issuances.

19.	WITH REGARD TO STOCK AWARDS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2021, PLEASE REVISE THE SUMMARY COMPENSATION TABLE TO INCLUDE A FOOTNOTE DISCLOSING ALL ASSUMPTIONS MADE IN THE VALUATION. REFER TO INSTRUCTION 1 OF ITEM 402(N)(2)(V) OF REGULATION S-K.

In response to this comment, the Company revised its disclosures in the amended registration statement to include a footnote with the assumptions made in the valuation. referencing instruction 1 of item 402(n)(2)(v) of regulation S-K. Compensation disclosures for 2022 are unaudited. The table has been adjusted for Nicolas Link since previous statement included acquired shares. No compensation was awarded for Nicolas Link in 2020 or 2021.

EMPLOYMENT AGREEMENTS, PAGE 45

20.	PLEASE ENSURE THAT YOU DISCLOSE THE MATERIAL TERMS OF THE EMPLOYMENT AGREEMENTS. FOR EXAMPLE, WE NOTE THE REFERENCES ON PAGES 46 - 50 TO "THE OFFICER SHALL BE ENTITLED TO THE SEVERANCE BENEFITS." HOWEVER, THE SEVERANCE BENEFITS ARE NOT DISCLOSED ON PAGES 46-50.

In response to this comment, the Company revised its MD&A disclosures in the amended registration statement concerning the officer’s severance benefits.

DEBT SECURITIES, PAGE 53

21.	PLEASE FILE AS EXHIBITS THE CONVERTIBLE NOTES ENTERED INTO WITH RB CAPITAL PARTNERS ON AUGUST 25, 2022 AND NOVEMBER 14, 2022.

In response to this comment, the company included the notes in the exhibits to the amended registration statement.

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RECENT SALES OF UNREGISTERED SECURITIES , PAGE 54

22.	AS TO SECURITIES SOLD FOR CASH, STATE THE AGGREGATE OFFERING PRICE. FOR EXAMPLE, WE NOTE THAT THE INFORMATION IN THIS SECTION ABOUT THE ISSUANCE FOR SHARES OF COMMON STOCK "FOR ANAGREEMENT TO PURCHASE SHARES" DOES NOT STATE THE AGGREGATE OFFERING PRICE. AS TO SECURITIES SOLD OTHERWISE THAN FOR CASH, STATE THE NATURE OF THE TRANSACTION AND THE NATURE AND AGGREGATE AMOUNT OF CONSIDERATION RECEIVED BY THE REGISTRANT. FOR EXAMPLE, IT APPEARS FROM THE INFORMATION ON PAGES 55 AND 56: (1) THAT BETWEEN JANUARY 27, 2021 AND JULY 9, 2021 YOU ISSUED APPROXIMATELY 354 MILLION SHARES OF COMMON STOCK TO GPL VENTURES LLC FOR "SETTLEMENT OF A CONVERTIBLE NOTE;" (2) THAT YOU ISSUED 3 MILLION SHARES OF COMMON STOCK FOR "SERVICES SUPPLIED TO THE COMPANY;" AND (3) THAT ON FEBRUARY 7, 2022 YOU ISSUED 20 MILLION SHARES OF COMMON STOCK AS "COMMITMENT SHARES."

In response to this comment, the Company revised to include the aggregate offering prices.

23.	PLEASE FILE AS AN EXHIBIT THE "AGREEMENT WITH LARSON ELMORE" MENTIONED ON PAGE 54.

In response to this comment, the Company revised filed the agreement with Larson Elmore as an exhibit in the amended registration statement.

GENERAL

24.	PLEASE ENSURE THAT YOU HAVE UPDATED THE DISCLOSURE TO THE EXTENT PRACTICABLE. FOR EXAMPLE, UPDATE THE DISCLOSURE IN THE LAST PARAGRAPH ON PAGE 21 ABOUT THE FINAL TRANCHE "TO BE ISSUED IN QUARTER 3 OF 2022" TO CLARIFY WHETHER THE FINAL TRANCHE HAS BEEN ISSUED.

In response to this comment, the Company updated the disclosures in the amended registration statement concerning the last tranche.

25.	PLEASE TELL US, WITH A VIEW TO DISCLOSURE, OF THE STATUS OF THE PLANS TO ACQUIRE A BATTERY MANUFACTURING COMPANY MENTIONED IN YOUR JUNE 14, 2022 PRESS RELEASE. IN THIS REGARD, WE NOTE THE STATEMENT IN THE PRESS RELEASE THAT "IN A MOVE THAT WILL ADD TO ITS RENEWABLES SUBSIDIARY, ILUS IS NOW IN THE FINAL STAGES OF AGREEING THE ACQUISITION OF A BATTERY MANUFACTURING COMPANY WHICH IS CURRENTLY GENERATING $20 MILLION IN ANNUAL REVENUE."

In response to this comment, the battery manufacturing company failed the final on-site due diligence. The company is currently ongoing a due diligence with another renewables sector company of similar revenue size and will disclose as things develop in the process.

26.	IF YOUR OPERATIONS HAVE EXPERIENCED OR ARE EXPERIENCING INFLATIONARY PRESSURES OR RISING COSTS, PLEASE EXPAND TO IDENTIFY THE PRINCIPAL FACTORS CONTRIBUTING TO THE INFLATIONARY PRESSURES THE COMPANY HAS EXPERIENCED AND CLARIFY THE RESULTING IMPACT TO THE COMPANY. PLEASE ALSO REVISE TO IDENTIFY ACTIONS PLANNED OR TAKEN, IF ANY, TO MITIGATE INFLATIONARY PRESSURES.

In response to this comment, the Company revised its disclosures in the amended registration statement concerning inflationary pressures in the risk factor section.

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27.	PLEASE DISCLOSE WHETHER AND HOW YOUR BUSINESS SEGMENTS, PRODUCTS, LINES OF SERVICE, PROJECTS, OR OPERATIONS ARE MATERIALLY IMPACTED BY SUPPLY CHAIN DISRUPTIONS, ESPECIALLY IN LIGHT OF RUSSIA’S INVASION OF UKRAINE. FOR EXAMPLE, DISCUSS WHETHER YOU HAVE OR EXPECT TO:

•	SUSPEND THE PRODUCTION, PURCHASE, SALE OR MAINTENANCE OF CERTAIN ITEMS DUE TO A LACK OF RAW MATERIALS, PARTS, OR EQUIPMENT; INVENTORY SHORTAGES; CLOSED FACTORIES OR STORES; REDUCED HEADCOUNT; OR DELAYED PROJECTS;
•	EXPERIENCE LABOR SHORTAGES THAT IMPACT YOUR BUSINESS;
•	EXPERIENCE CYBERSECURITY ATTACKS IN YOUR SUPPLY CHAIN;
•	EXPERIENCE HIGHER COSTS DUE TO CONSTRAINED CAPACITY OR INCREASED COMMODITY PRICES OR CHALLENGES SOURCING MATERIALS (E.G., NICKEL, PALLADIUM, NEON, COBALT, IRON, PLATINUM OR OTHER RAW MATERIAL SOURCED FROM RUSSIA, BELARUS, OR UKRAINE);
•	EXPERIENCE SURGES OR DECLINES IN CONSUMER DEMAND FOR WHICH YOU ARE UNABLE TO ADEQUATELY ADJUST YOUR SUPPLY;
•	BE UNABLE TO SUPPLY PRODUCTS AT COMPETITIVE PRICES OR AT ALL DUE TO EXPORT RESTRICTIONS, SANCTIONS, TARIFFS, TRADE BARRIERS, OR POLITICAL OR TRADE TENSIONS AMONG COUNTRIES OR THE ONGOING INVASION; OR BE EXPOSED TO SUPPLY CHAIN RISK IN LIGHT OF RUSSIA’S INVASION OF UKRAINE AND/OR RELATED GEOPOLITICAL TENSION OR HAVE SOUGHT, MADE OR ANNOUNCED PLANS TO “DE-GLOBALIZE” YOUR SUPPLY CHAIN.

EXPLAIN WHETHER AND HOW YOU HAVE UNDERTAKEN EFFORTS TO MITIGATE THE IMPACT AND WHERE POSSIBLE QUANTIFY THE IMPACT TO YOUR BUSINESS.

In response to this comment, the Company revised its disclosures in the amended registration statement concerning supply chain disruptions pressures in the risk section.

28.	PLEASE DISCLOSE WHETHER YOU ARE SUBJECT TO MATERIAL CYBERSECURITY RISKS IN YOUR SUPPLY CHAIN BASED ON THIRD-PARTY PRODUCTS, SOFTWARE, OR SERVICES USED IN YOUR PRODUCTS, SERVICES, OR BUSINESS AND HOW A CYBERSECURITY INCIDENT IN YOUR SUPPLY CHAIN COULD IMPACT YOUR BUSINESS. DISCUSS THE MEASURES YOU HAVE TAKEN TO MITIGATE THESE RISKS. TO THE EXTENT MATERIAL, DISCLOSE ANY NEW OR HEIGHTENED RISK OF POTENTIAL CYBERATTACKS BY STATE ACTORS OR OTHERS SINCE RUSSIA’S INVASION OF UKRAINE AND WHETHER YOU HAVE TAKEN ACTIONS TO MITIGATE SUCH POTENTIAL RISKS.

In response to this comment, the Company revised its disclosures in the amended registration statement concerning cyber risks in the risk section.

29.	PLEASE DESCRIBE THE EXTENT AND NATURE OF THE ROLE OF THE BOARD OF DIRECTORS IN OVERSEEING CYBERSECURITY RISKS, INCLUDING IN CONNECTION WITH THE COMPANY’S SUPPLY CHAIN/SUPPLIERS/SERVICE PROVIDERS.

In response to this comment, the company confirms that it had already employed an IT manager with experience in cyber security risks.

30.	PLEASE DISCUSS WHETHER SUPPLY CHAIN DISRUPTIONS MATERIALLY AFFECT YOUR OUTLOOK OR BUSINESS GOALS. SPECIFY WHETHER THESE CHALLENGES HAVE MATERIALLY IMPACTED YOUR RESULTS OF OPERATIONS OR CAPITAL RESOURCES AND QUANTIFY, TO THE EXTENT POSSIBLE, HOW YOUR SALES, PROFITS, AND/OR LIQUIDITY HAVE BEEN IMPACTED. ALSO DISCUSS KNOWN TRENDS OR UNCERTAINTIES RESULTING FROM MITIGATION EFFORTS UNDERTAKEN, IF ANY. EXPLAIN WHETHER ANY MITIGATION EFFORTS INTRODUCE NEW MATERIAL RISKS, INCLUDING THOSE RELATED TO PRODUCT QUALITY, RELIABILITY, OR REGULATORY APPROVAL OF PRODUCTS.

In response to this comment, the company confirms that it had already employed an IT manager with experience in cyber security risks.

31.	PLEASE DISCUSS WHETHER RECENT INCREASED CASES OF COVID-19 AND/OR SHUTDOWNS RELATED TO ADDITIONAL OR INCREASED OUTBREAKS HAVE HAD A MATERIAL IMPACT ON YOUR OPERATIONS, SUPPLY CHAIN, LIQUIDITY OR CAPITAL RESOURCES. IN THIS REGARD, WHERE YOU REFER TO EFFECTS THAT "MAY" OR "COULD" OCCUR, PLEASE REVISE TO CLARIFY WHAT HAS OCCURRED AND WHAT MATERIAL EFFECTS ARE REASONABLY LIKELY TO HAPPEN.

In response to this comment, the Company revised its disclosures in the amended registration statement concerning COVID-19 in the risk section.

Sincerely

/s/ Nicolas Link

Nicolas Link

Chief Executive Officer

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